Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

May 15, 2013

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 30, 2012
Filed February 22, 2013
File No. 001-03215

Dear Mr. Rosenberg:

Johnson & Johnson is submitting this letter in response to the verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), communicated on May 14, 2013, with respect to Johnson & Johnson's Form 10-K filed with the Commission on February 22, 2013 for the fiscal year ended December 30, 2012 (the “Form 10-K”) (SEC File No. 001-03215).

Set forth below is the verbal comment followed by our response:

Verbal Comment:

1.	We note your response to prior comment 2. Please confirm that you will revise your disclosure in future filings to replace the reference to the purchase method with the acquisition method.

Response:

In response to the Staff's verbal comment, the Company will replace the reference to the purchase method with the acquisition method in future filings.

Verbal Comment:

2.
We note your response to prior comment 3. Please provide revised disclosure to be included in future periodic reports which includes the useful life information in your response, specifically the weighted asset life for each asset class (Customer Relationships and Patents and Technology) and how the weighted asset lives were determined.

Response:

In response to the Staff's verbal comment, the Company will provide the response to prior comment 3 filed with the Commission on April 23, 2013 as disclosure in future periodic reports.

As requested, we acknowledge that:

•	Johnson & Johnson is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	Johnson & Johnson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-3737 with any questions or comments you may have.

Sincerely, /s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer

cc: Dominic J. Caruso